Form C

Cover Page

Name of issuer:

Aerial Resupply, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: VA

Date of organization: 7/10/2021

Physical address of issuer:

705 Dale Avenue
Charlottesville VA 22903

Website of issuer:

https://aerialresupplycoffee.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the

offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Revenue Share

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$618,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and

committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$93,956.00	$173,120.00
Cash & Cash Equivalents:	$18,515.00	$58,449.00
Accounts Receivable:	$3,594.00	$11,413.00
Current Liabilities:	$157,792.00	$104,415.00
Non-Current Liabilities:	$260,777.00	$361,928.00
Revenues/Sales:	$452,696.00	$329,276.00
Cost of Goods Sold:	$213,811.00	$216,820.00
Taxes Paid:	$0.00	$0.00
Net Income:	$3,466.00	($211,469.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Aerial Resupply, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael Klemmer	CEO	Aerial Resupply Coffee	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Michael Klemmer	CEO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Michael Klemmer	100000.0 Common Stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all***

material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> We face competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors to the veteran owned coffee space include major and minor companies in the United States, including Black Rifle Coffee Company, Blackout Coffee, the Military Java Group, as well as many other internet boutique companies. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development. These competitors may also in the future compete with us in recruiting and retaining qualified personnel, brand reach and distribution, and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products
>
> We will rely upon a private label beverage manufacturer to produce and further develop our manufactured coffee products and a third party fulfillment center to process and ship customer orders generated by our website and other portals. Our ability to grow our business and customer base will depend upon smoothly functioning relationships with our manufacturing and fulfillment partners and our ability to integrate their roles with our online marketing and customer service operations. If we are unable to

smoothly integrate these third party operations into our business, or if we are unable to establish and maintain strong relationships with these key outside parties, our ability to successfully deliver quality products to our customer in a timely manner will be adversely affected, and our ability to achieve profitability will be severely impaired.

Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your

investment.

As we grow our customer base and scale to thousands of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Aerial Resupply Coffee was incorporated in 2021 and has a limited operating history upon which investors can evaluate our business and prospects. While we have established multiple revenue streams including direct-to-consumer sales, subscription services, and B2B channels, our business model remains subject to significant uncertainty. We cannot assure investors that our multi-channel approach will prove sustainable or profitable over the long term. Our ability to generate consistent revenue across coffee sales, tea products, apparel, and accessories has not been demonstrated over an extended period, and we may need to significantly modify our business strategy as we gain more operational experience. The limited track record makes it difficult for investors to assess our future performance and increases the risk of investment loss.

Aerial Resupply Coffee currently operates with only one employee, creating substantial operational and continuity risks. Our business depends entirely on the efforts, skills, and continued service of this individual for all aspects of operations including product sourcing, marketing, sales, fulfillment, customer service, and strategic decision-making. The loss of service of this key person due to illness, injury, departure, or any other reason would have a severe adverse effect on our ability to operate the business and could result in significant disruption or cessation of operations. We do not maintain key person life insurance. Additionally, our limited personnel resources constrain our ability to pursue growth opportunities, respond to competitive threats, manage multiple product lines effectively, and scale operations. There can be no assurance that we will be successful in attracting and retaining additional qualified personnel as we attempt to grow, and our inability to do so would materially harm our business prospects.

Aerial Resupply Coffee operates across multiple product categories including coffee, tea, apparel, drinkware, accessories, books, and subscription boxes. This diversified product strategy requires expertise, inventory management, and marketing resources across disparate product lines, which may dilute our brand focus and strain our limited operational capacity. Managing quality control, supplier relationships, and customer expectations across such varied offerings is complex and resource-intensive. There is a risk that attempting to serve multiple product categories simultaneously may prevent us from achieving excellence or market leadership in any single category. Our core identity as a coffee company may become unclear to consumers if we spread resources too thin

across lifestyle and merchandise products. Additionally, inventory management across multiple product types increases working capital requirements and the risk of obsolete or slow-moving inventory, particularly in apparel and accessories where trends and sizing create additional complexity.

Our business model is built around serving the military, veteran, and patriotic communities, as evidenced by our veteran-owned status, military-themed branding, and discount programs for military and first responders. While this focused positioning has helped us establish an initial customer base, it may limit our ability to expand into broader consumer markets. Our brand identity and marketing messaging may not resonate with consumers outside this demographic, restricting our total addressable market and growth potential. Changes in consumer sentiment regarding military or patriotic themes could adversely affect demand for our products. Additionally, the veteran and military community, while loyal, represents a finite market segment, and we may face challenges in scaling revenue beyond this core audience. Our dependence on this niche market makes us vulnerable to factors that specifically affect military families and veterans, including changes in military compensation, deployment cycles, and veteran-focused competitor offerings.

Aerial Resupply Coffee has limited cash reserves, which constrains our ability to invest in growth initiatives, weather unexpected challenges, or sustain operations during periods of reduced revenue. We will require substantial additional funding to execute our business plan, expand marketing efforts, increase inventory, hire additional personnel, and scale operations. We do not currently have commitments for additional financing, and there can be no assurance that capital will be available on acceptable terms, if at all. Our ability to raise additional funds may be limited by market conditions, our financial performance, and investor appetite for early-stage consumer goods companies. If we are unable to obtain sufficient additional financing, we will be required to curtail our development and marketing plans, reduce operations, or potentially cease business operations entirely. Any future equity financing will result in dilution to existing investors, and debt financing, if available, may impose restrictive covenants that limit our operational flexibility.

Investors in this offering are purchasing Revenue Share Agreements, which means returns are entirely dependent on Aerial Resupply Coffee generating revenue. We cannot guarantee that we will generate sufficient revenue to provide meaningful returns to investors or any returns at all. Our revenue is subject to numerous factors beyond our control, including consumer demand, competitive pressures, commodity costs, marketing effectiveness, and general economic conditions. Because payments to investors are based on a percentage of revenue rather than profits, investors will receive payments even if the company is operating at a loss, which could further strain our financial position and limit our ability to invest in growth or sustain operations. Conversely, if revenue declines or fails to meet projections, investor returns will be correspondingly reduced or eliminated. There is no guarantee of profitability, and we may continue to operate at a loss indefinitely while still being obligated to make revenue share payments, potentially creating an unsustainable financial situation.

The specialty coffee industry is highly competitive with low barriers to entry and numerous established competitors ranging from large national chains to local roasters and online direct-to-consumer brands. We face competition from well-capitalized companies with greater brand recognition, more extensive distribution networks, larger marketing budgets, and established customer loyalty. Competitors include both traditional coffee retailers and a growing number of veteran-owned or mission-driven coffee companies that target similar customer demographics. Many competitors have substantially greater financial, technical, marketing, and operational resources than we do, enabling them to respond more quickly to market changes, invest more heavily in customer acquisition, offer more competitive pricing, and withstand periods of reduced demand. We may be unable to compete effectively on price, quality, convenience, brand recognition, or customer service. The proliferation of subscription coffee services and the ease with which consumers can switch between brands creates additional competitive pressure. If we cannot differentiate our offerings and maintain customer loyalty, our market share and revenue will be adversely affected.

Our business depends on a consistent supply of quality coffee beans at predictable costs. Coffee is a commodity subject to significant price volatility driven by factors beyond our control, including weather conditions, crop diseases, geopolitical events in coffee-producing regions, currency fluctuations, and global supply and demand dynamics. Adverse conditions affecting coffee production in key growing regions such as Brazil, Colombia, Vietnam, or Ethiopia could result in supply shortages and dramatic price increases. We may not be able to pass increased costs on to customers without negatively affecting demand, which would compress our margins and profitability. Additionally, our supply chain is subject to disruptions from transportation delays, port congestion, logistics challenges, natural disasters, and global events such as pandemics. We depend on suppliers, importers, roasters, and shipping companies to deliver products in a timely manner. Any significant disruption in our supply chain could result in our inability to fulfill customer orders, damage to our reputation, loss of customers, and reduced revenue. Our limited scale may also prevent us from securing favorable pricing or priority treatment from suppliers during periods of shortage.

A portion of our revenue is derived from our subscription service, the '1st Caffeine Regiment,' which provides recurring monthly coffee deliveries to subscribers. The success of this model depends on our ability to acquire new subscribers and, more importantly, retain existing subscribers over extended periods. Subscription-based businesses face inherent challenges with customer churn, and even modest increases in cancellation rates can significantly impact revenue and profitability. Customers may cancel subscriptions due to dissatisfaction with product quality, desire for variety, price sensitivity, changes in consumption habits, or competitive offerings. The cost of acquiring new subscribers through marketing and promotional activities may exceed the lifetime value of those customers if retention rates are insufficient. We may need to offer discounts, promotions, or incentives to maintain subscriber levels, which would reduce margins.

Additionally, managing subscription logistics including billing, shipment scheduling, inventory planning, and customer service requires operational sophistication and systems that we may not have fully developed. Failure to maintain and grow our subscriber base would materially harm our revenue and business prospects.

As a company that sells coffee, tea, and consumable products, Aerial Resupply Coffee is subject to extensive federal, state, and local regulations governing food safety, labeling, packaging, and handling. We must comply with requirements established by the Food and Drug Administration (FDA), including the Food Safety Modernization Act (FSMA), which imposes preventive controls and supply chain verification obligations on food businesses. We are also subject to state food safety laws and local health department regulations. Compliance with these regulations requires ongoing monitoring, documentation, facility standards, and potentially costly testing and verification procedures. Any failure to comply with applicable food safety regulations could result in product recalls, seizures, fines, penalties, injunctions, or restrictions on our ability to manufacture or sell products. Contamination events, whether caused by our operations or by suppliers, could result in significant liability, reputational damage, and loss of customer trust. Changes to food safety regulations or the adoption of new requirements could increase our compliance costs and operational burden. Given our limited resources and personnel, maintaining full compliance with evolving food safety regulations presents ongoing challenges and risks.

Our business depends in part on our ability to protect our brand name, logos, product names, proprietary blends, and other intellectual property. We rely on trademark protection, trade secrets, and proprietary know-how to differentiate our products and maintain competitive advantages. However, we cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that we have secured all necessary trademark registrations. The cost of obtaining and maintaining intellectual property protection may be substantial relative to our resources. Additionally, we face the risk that competitors may copy our branding elements, product concepts, or marketing approaches in ways that do not technically infringe our rights but nonetheless cause consumer confusion or dilute our brand. We may also face claims from third parties alleging that our brand name, product names, or other elements infringe their intellectual property rights. Defending against such claims, even if meritless, could be costly and time-consuming and could divert management attention from business operations. If we are found to have infringed third-party rights, we could be required to pay damages, cease using certain branding elements, or rebrand entirely, any of which would be costly and damaging to our business.

Our products, particularly premium coffee, specialty tea, and branded merchandise, are discretionary purchases that consumers may reduce or eliminate during economic downturns, recessions, or periods of financial uncertainty. Consumer spending on non-essential items is highly sensitive to macroeconomic conditions including employment levels, wage growth, inflation, interest rates, and consumer confidence. During economic contractions, consumers typically trade down to lower-priced alternatives or

consumers typically trade down to lower-priced alternatives or reduce consumption of premium products. Inflation in food prices, housing costs, or other necessities may leave consumers with less disposable income for specialty coffee and lifestyle products. Additionally, our target customer base of military personnel and veterans may be affected by changes in military compensation, veteran benefits, or employment conditions specific to that community. Reduced consumer spending would directly impact our revenue under the Revenue Share Agreement structure, thereby reducing or eliminating returns to investors. We have limited ability to control or mitigate the effects of broader economic trends on consumer behavior.

Aerial Resupply Coffee operates primarily through e-commerce channels and depends on third-party technology platforms and service providers for critical business functions. We likely rely on e-commerce platforms for our online store, payment processors for transaction processing, cloud hosting services for our website and data storage, email marketing platforms for customer communications, and shipping carriers for product delivery. Any disruption, outage, security breach, or change in terms of service by these third-party providers could significantly impact our ability to operate. We have limited control over these platforms and are subject to their policies, fee structures, technical capabilities, and operational reliability. Platform providers may increase fees, change algorithms that affect our visibility, modify terms of service in ways that disadvantage our business, or experience technical failures that disrupt our operations. Additionally, if our relationship with any critical platform provider is terminated or if a provider ceases operations, we may face significant costs and delays in transitioning to alternative solutions. Our dependence on third-party technology infrastructure creates vulnerabilities that could result in lost sales, customer dissatisfaction, and reputational harm.

An investment in Aerial Resupply Coffee's Revenue Share Agreements is highly speculative and involves a substantial risk of loss. Investors should be prepared to lose their entire investment. The company has limited operating history, limited cash reserves, operates with minimal personnel, and faces significant competition and operational challenges. There is no guarantee that the company will generate sufficient revenue to provide any returns to investors, and the company may fail entirely. Even if the company generates revenue, payments to investors are subordinate to the company's operational needs and obligations, and there is no guarantee that revenue will be sufficient to make meaningful payments under the Revenue Share Agreements. The securities are suitable only for investors who can afford to lose their entire investment and who understand the risks associated with early-stage, unproven businesses in competitive markets. Prospective investors should carefully consider their financial situation and risk tolerance before investing.

The Revenue Share Agreements being offered are illiquid securities for which no public market exists or is expected to develop. Investors will be required to hold these securities for an indefinite period and should be prepared to bear the financial risks of this investment for the long term. The securities are subject to transfer restrictions under federal securities laws and may not be sold or transferred except in limited circumstances and with the company's

consent. There is no mechanism for investors to exit their investment, redeem their securities, or obtain liquidity. Unlike publicly traded securities, investors will not be able to sell their Revenue Share Agreements in response to changes in the company's performance, market conditions, or their personal financial circumstances. The lack of liquidity may also make it difficult for investors to value their investment or to use it as collateral for loans. Investors should invest only funds that they can afford to have locked up indefinitely.

In this offering, the founder of Aerial Resupply Coffee has designated themselves as the lead investor who will sign agreements and make decisions on behalf of all investors. This structure creates a significant conflict of interest because the founder simultaneously represents the interests of the company as its operator and the interests of investors as their representative. The founder has access to material non-public information about the company's financial condition, operations, and prospects that other investors do not have, and may use this information in ways that benefit the company at the expense of investors. Decisions regarding payment terms, dispute resolution, amendments to agreements, or other matters affecting investor rights will be made by someone whose primary interest is in the success of the company rather than maximizing investor returns. The founder may prioritize the company's cash flow needs, growth investments, or operational flexibility over making payments to investors. There is no independent third-party advocate representing the interests of crowdfunding investors, and investors will have no ability to challenge decisions made by the founder in their capacity as lead investor. This structure provides investors with less protection and oversight than would be available with an independent investor representative.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, the Company intends to allocate proceeds primarily to near-term essential uses: approximately 50% to growth marketing (digital advertising, customer acquisition, and subscription channel expansion), approximately 42.5% to operating expenses (inventory, fulfillment, and working capital), and approximately 7.5% to Wefunder's platform fee. Actual allocations may vary at management's discretion based on evolving business needs.

If we raise: **$618,000**

Use of Proceeds: If the maximum target amount (including any oversubscriptions) is raised, the Company expects to broaden its allocation: approximately 60% to growth marketing (expanded digital, B2B outreach, and brand partnerships), approximately 32.5% to operating expenses (increased inventory, fulfillment infrastructure, and working capital), and approximately 7.5% to Wefunder's platform fee. Management retains discretion to reallocate among these uses as circumstances require. Raising the maximum allows us to hire a dedicated paid media contractor to aggressively scale customer acquisition campaigns that the minimum funding level builds but cannot fully staff.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new

offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use **5% of its gross revenues** to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received **1.75x their principal investment** (the repayment amount) , provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Investors in the **first $100,000.00** of the fundraise will receive **1.85x their principal.** Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met. Therefore, the company could potentially offer all $618,000.00 at 1.85x their principal.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

VIP Bonus

Aerial Resupply Coffee will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

- [x] Yes: No Voting Rights
- [ ] No:

16. How may the terms of the securities being offered be modified?

Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Loan Amounts raised in this offering.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	100,000	100,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

The company only has common units authorized and issued.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the
Operating Agreement for the company, change the terms of

Operating Agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Amount	$14,750.00
Interest rate	19.0% per annum
Maturity date	10/01/28

Equipment Finance Agreement | Lender: Pawnee Leasing Corporation | Principal: 29900 | Equipment finance agreement entered October 2023 for purchase of 10kg coffee roaster. Implied annual interest rate ~19% | 60-month term with monthly payments of $734 | secured by financed equipment. Outstanding balance $14,750 as of 12/31/2025 and $23,563 as of 12/31/2024.

Loan

Amount	$29,867.00
Interest rate	7.75% per annum
Maturity date	09/01/28

Term Loan | Lender: Community Investment Collaborative (CIC) | Principal: 50000 | Term loan entered July 2023 with CIC, a Virginia non-stock corporation. Original principal $50,000 | interest rate 7.75% per annum | monthly principal and interest payments of $1,008 | matures September 1, 2028 | secured by general business assets including equipment and inventory. Outstanding principal $29,867 as of 12/31/2025 and $39,248 as of 12/31/2024.

The Company closed on $311,102 through a revenue share loan pursuant to Reg CF in February 2024. The terms of loan entitle investors to a 2x return of their principal from 3% of the Company's gross revenues. As of April 2026, the remaining principal plus interest of the revenue share loan was $598,076.57.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2024	Regulation Crowdfunding	Revenue Share	$311,102	General operations
2/2024	Regulation Crowdfunding		$311,102	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Aerial Resupply, LLC ("the Company") was formed in Virginia on July 10th, 2021. The Company plans to earn revenue through consumer goods products sold through various e-commerce platforms and distribution channels. The Company's headquarters is in Charlottesville, Virginia. The Company's customers will be located in the United States.

We are an early-stage company and have incurred operating losses

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of April 2026, we had cash and cash equivalents of approximately $17,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $93,956 and our total liabilities were $418,569.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $18,515.

Based on our current operations, we have a monthly net cash burn of approximately $4,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of $355,719 in debt. The material terms of such indebtedness are described in Item 24 of this Form C

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $311,102.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to drive growth marketing and increase our operational capacity. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael Klemmer, certify that:

(1) the financial statements of Aerial Resupply, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Aerial Resupply, LLC included in this Form reflects accurately the information reported on the tax return for Aerial Resupply, LLC filed for the most recently completed fiscal year.

Michael Klemmer

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?
☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act,

Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://aerialresupplycoffee.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Rev Share Agreement Payback Multiple

Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Michael Klemmer

Appendix E: Supporting Documents

ttw_communications_176875_140751.pdf
Aerial_Resupply_Coffee_-_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Rev Share Agreement Payback Multiple

Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Michael Klemmer

Appendix E: Supporting Documents

ttw_communications_176875_140751.pdf
Aerial_Resupply_Coffee_-_Operating_Agreement.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate
☑ I agree to the Wefunder Listing Agreement
☑ I agree to the Lead Investor Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Aerial Resupply, LLC

By

Michael Klemmer

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael Klemmer

Founder & CEO

5/1/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.